                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                               AMENDMENT NUMBER 2
                                       TO
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934


                Safe Alternatives Corporation of America, Inc.
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            (Exact name of registrant as specified in its charter)

    Florida                                         06-1413994
------------------------------           -----------------------------------
(State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or
organization)

27 Governor Street,  Ridgefield, Connecticut              06877
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(Address of principal executive offices)                (Zip Code)


Registrant's telephone number, including area code     (203) 438-8144
                                                    --------------------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered


------------------------------------    --------------------------------------

------------------------------------    --------------------------------------

     Securities to be registered pursuant to Section 12(g) of the Act:


                   Common Stock, $.0001 par value per share
       ----------------------------------------------------------------
                                (Title of Class)



       ----------------------------------------------------------------
                                (Title of Class)

                             AVAILABLE INFORMATION

     Subsequent to the date of this Registration Statement the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith will file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's New York Regional Office at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

     This Registration Statement, as well as all amendments thereto and subsequent reports, have been and will be filed through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Documents filed through EDGAR are publicly available through the Commission's Web site at http:/www.sec.gov.

     The Company has filed with the Commission this Registration Statement on Form 10 (together with all amendments and exhibits filed or to be filed in connection herewith, the "Registration Statement") under the Securities Act of 1934, as amended, with respect to the Company's common stock, $.0001 par value per share (the "Common Stock"). Statements contained herein as to the contents of any document are necessarily summaries of such documents and, in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement may be inspected and copied at the places set forth above.

     In addition to the foregoing, the Company will furnish to registered holders of its Common Stock annual reports containing audited financial statements, with an opinion expressed by the Company's independent auditors. Such audited financial statements will be prepared in conformity with generally accepted accounting principals ("GAAP"). The Company intends to furnish to registered holders of its Common Stock unaudited financial statements on a quarterly basis, such unaudited financial statements to be prepared in conformity with GAAP. The Company will also furnish to registered holders all notices of stockholder's meetings and other reports and communications of the Company.

     The Company's principal executive offices are located at 27 Governor Street, Ridgefield, Connecticut 06877, and its telephone number is (203) 438-8144.

     As of November 30, 1996 there were 1,228 holders of record of shares of Common Stock of the Company.

                                ITEM 1. BUSINESS


THE COMPANY

     The Company was organized in 1976, under the name Knight Airlines, Inc., to engage in the commuter airline business. In October, 1978 the Company engaged in an initial public offering of its Common Stock in Florida, pursuant to an exemption from registration under Regulation A promulgated under the Securities Act of 1933, as amended (the "Act"). No market for trading of the Common Stock has ever developed. The Company operated as a commuter airline from its inception through April, 1983, when it ceased operations and all of the assets of the Company were sold to satisfy all outstanding indebtedness. From April 1983 through September 1995 the Company was dormant. In May, 1994, the name of the Company was changed to Portsmouth Corporation. In September, 1995, pursuant to the Reorganization, the Company acquired all of the assets of SAC-Delaware and commenced operations. On March 4, 1996 the Company changed its name to Safe Alternatives Corporation of America, Inc. (a Florida corporation).

     Since the Reorganization, the Company has changed its focus from being a "public shell", without assets or a business, to a company concentrating its resources on the research, development and commercial exploitation of certain technologies (the "Technologies") which it either owns, exclusively licenses, or in which it has exclusive marketing rights. See "Technologies". The products which the Company has developed and/or intends to develop, as the case may be, from the Technologies are primarily in the following areas:

     1. Paint stripping chemicals (world-wide license.) This product is currently being marketed and sold in limited sample quantities. The Company's paint stripping product is used to remove lead-based paints, latex, alkyd, varnish, polyurethane, and epoxy resin coatings from structural metal, cement, fiberglass, wood, mica and plaster. The Company's paint stripping product is applied using an airless spray gun, paint brush or spatula. For most applications, the Company believes, based on its research and in-house testing, that the stripper will remove substantially all of the paint, exposing the bare surface within a 24-hour period. The Company's line of paint strippers are biodegradable, water washable, non-caustic, and methylene chloride free.

     2. Water-based foams for insulation material (continental United States license). This product is in the final stages of development and the Company is currently evaluating the appropriate mechanism for delivery of the product onto its intended surface. Subject to the successful completion of its research and the ability of the Company to obtain additional financing, the Company expects, although there can be no assurances, that it will market this product in 1997.

     3. Radon barrier and flame retardant coatings (continental United States license). These products are substantially developed and exist in working prototype form. It is unlikely that the Company will market and sell such products by the end of 1997, as they are subject to further testing and development, as well as limitations with respect to the Company's ability to finance such additional product introductions in 1997.

     4. Recycling solvents (continental United States license). Possible products from this technology continue to be subject to further research and development, and consequently, no products derived therefrom are expected to be marketed in 1997. The Company anticipates that research and development with respect to such products will continue subject to the Company's ability to finance such research.

     5.   Sealants (continental United States license).   Possible products from
this technology are not as far along in the research and development process as the Company's other technologies, products and prototypes. The Company anticipates that, subject to sufficient financing, research with respect to the sealants will continue in 1997. The Company does not anticipate marketing its sealant products, if any, derived from this technology in 1997.

     Although the Company is currently actively marketing its paint stripping product, only nominal revenues have been generated from the sale of samples as of the date of this Registration Statement. The Company is not marketing any of its other products as of the date of this Registration Statement. The time frames which the Company has indicated above with respect to the dates when such products, if any, may be brought to market are based upon managements' best reasonable estimates given the information available to them, as of the date of this Registration Statement. In part the time estimates are based upon the review and analysis of the products (i.e. the foam) by certain customers which have sampled such product and provided the Company with their analyses. Based upon the experience of SSC Marketing, Inc., ("SSC") a California-based marketing firm with experience in sales and marketing of similar products, the Company has entered into a series of agreements with SSC and believes that any products which the Company may develop from the Technologies can be brought to market in a relatively short time frame by SSC. See "Marketing Agreement". Certain of the Technologies are unpatented proprietary technologies and in certain cases, because (i) the Company's financial resources are insufficient to adequately protect and/or prosecute such patents, and (ii) the Company believes that information which may become available to competitors during the patent process could put the Company's products at competitive risk, neither the inventor nor the Company believes that seeking patent protection is prudent. The Company does not currently manufacture its paint stripping product, but contracts with the licensor of the paint stripping Technology to manufacture it. The Company currently does not possess the capacity to manufacture any of its products in anything more than sample quantities in a laboratory facility. The Company therefore intends to contract with outside manufacturers to manufacture any products derived from the Technologies, as they are brought to market. Although the Company has identified certain of the companies which it would consider engaging for the purpose of manufacturing some of the Company's intended products, no such agreements have been entered into as of the date of this Registration Statement.

     The Company does not have the financial resources as of the date of this Registration Statement to operate its business, continue research and
development or market its products.   The Company is electing to become a
reporting company under the Securities Exchange Act of 1934, as amended, in order to attract capital. The Company continues to seek additional capital from an array of potential sources. The Company has provided information regarding its Technologies to venture capital firms and is in discussions with some of them, although there can be no assurances that any such discussions will result in the Company obtaining any additional capital. Even if the Company is able to obtain additional capital there can be no assurances that the structure or terms of such proposed financing will be on acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Plan of Operations-- Liquidity; and Offering."
BACKGROUND

     On September 15, 1995 (the "Closing Date"), pursuant to the terms of an Asset Purchase Agreement and Plan of Reorganization dated as of August 21, 1995 (the "Agreement") between Safe Alternatives Corporation of America, Inc., a Delaware corporation ("SAC-Delaware") and Safe Alternatives Corporation of America, Inc., a Florida corporation, then operating under the name Portsmouth Corporation (the "Company"), the Company purchased the business (the "Business"), including, without limitation, all of the assets of SAC-Delaware, and assumed all of the liabilities of SAC-Delaware (the "Reorganization"). Prior to the Reorganization, the Company had no meaningful operations.

     Immediately prior to the closing of the Reorganization (the "Closing"), the Company undertook a 28 for 1 reverse stock split; consequently, all of the calculations included herein reflect this split. The Agreement provided for the Company's purchase of all of SAC-Delaware's assets in consideration for, among other things, (i) the assumption of all of SAC-Delaware's liabilities, (ii) the issuance and delivery to SAC-Delaware of 8,000,000 shares of the Common Stock, representing approximately 94% of the then issued and outstanding shares of Common Stock as of the date of the Closing; and (iii) a six percent royalty (the "Royalty") on the gross revenues of the Company attributable to the assets acquired by the Company pursuant to the terms of the Agreement, payable on a pro rata basis to the stockholders of SAC-Delaware. The Royalty is payable on a quarterly basis during the sixty months immediately following the Closing Date, and the cumulative total of all Royalty payments is limited to a maximum of $8,500,000. The Royalty does not apply to the revenues generated by the sale of The Company's paint stripping product which technology was acquired after the Reorganization.


RESEARCH AND DEVELOPMENT

     During the three years ended December 31, 1995, 1994 and 1993, respectively, the Company spent approximately $273,000, $370,000 and $343,000 in connection with its research and development efforts. The Company has not completed its research and development on any potential products, other than the paint stripping product, derived from the Technologies, and therefore, there can be no assurances that such potential products will be developed or that they will perform as intended. Management believes that the next marketable product to follow the Company's paint stripping product will be a fire retardant foam insulation product. During the three years ended December 31, 1995, approximately $802,000, in the aggregate, has been devoted to research and development with respect to the foam technology. The Company is in the final stages of its research and development with respect to the foam product, and is currently evaluating the appropriate mechanism for delivery of the product onto its intended surface. Subject to the successful completion of its research and the ability of the Company to obtain additional financing, management believes, although there can be no assurances, that sometime in 1997 the Company will be in a position to bring the Company's foam product to market. The Company believes that this product will be ready for market in this time frame, based in part upon the test results which it has been achieving in its laboratory but also from the positive response it has been receiving from certain customers which have been requested to analyze it for themselves. The Company continues to conduct research with respect to the Technologies in order to develop marketable products.

     All of the Company's research and development efforts are conducted at the Company's laboratory facility in Brookfield, Connecticut. The Company leases 12,000 square feet in a building located at 91 Commerce Drive in Brookfield, Connecticut. The term of the lease is for five (5) years, commencing March 1, 1993 and ending February 28, 1998. The Company has the option to renew the lease for an additional five (5) year period. The base rent on an annual basis is $55,350 for the period through February 28, 1994, $73,800 the next twelve months, $76,752 for the twelve months thereafter, $79,822 for the next twelve months and $83,015 until the lease expires or is renewed.


TECHNOLOGIES

       PAINT STRIPPING CHEMICALS
       -------------------------

       The Company has obtained worldwide marketing rights to a proprietary paint stripping compound. The proprietary compound is not patented but is protected by trade secrets. Based upon the Company's research, in-house testing, and customer feed-back, the Company believes its paint stripping product is effective in removing lead-based paints, latex, alkyd, varnish, polyurethane, and epoxy resin coatings from structural metal, cement, fiberglass, wood, mica and plaster. The Company's paint stripping product is applied using an airless spray gun, paint brush or spatula. For most applications, the Company believes, based on its research, in-house testing and customer feed-back, that the stripper will remove substantially all of the paint, exposing the bare surface within a 24-hour period. The Company's paint stripping product line is biodegradable, water washable, non-caustic, and methylene chloride free. The product has been sold, primarily in sample quantities, to a contractor for the New York City Housing Authority, to the New York Port Authority, to Sherwin Williams retail stores, and to other customers. The Company's sales efforts to place its paint stripping product in Sherwin Williams retail stores accounts for more than fifty percent (50%) of the Company's 1996 revenues. While the Company experienced limited success in its initial efforts to sell its paint stripping product through Sherwin Williams retail stores, the Company has been unable to expand on such efforts, and sales to Sherwin Williams have been minimal since April 1996. The Company believes that the sales effort of the Company has been severely curtailed by the insufficient working capital position of the Company.

       FOAM
       ----

     The Company has a license from Mrs. Kathleen Kennedy, Mr. Richard J. Fricke, a director and secretary of the Company, and Mr. Patrick J. Crehan, to commercially exploit the foam Technologies in the continental United States.
The foam Technologies are protected by a patent, which patent is valid through December 4, 1999. The Company believes that with its foam Technology it will be able to manufacture foam insulation product for the construction industry containing no chlorofluorocarbohydrants ("CFCs"). Additionally, the foam Technology is water-based, unlike most foam products currently on the market.
As of January 1, 1996, federal law prohibits the sale of products containing CFCs due to their damaging effect on the earth's ozone layer. The Company is in the final stages of its research and development with respect to the foam product. The Company's only remaining research for the foam product, which is currently being conducted, concerns testing and evaluating the appropriate mechanism for delivery of the product onto its intended surface. The Company believes that this product will be ready for market in early 1997 based, in part, upon the test results which the Company has been achieving in its laboratory but also from the positive response it has been receiving from certain customers which have been requested to analyze it for themselves. The foam products will be water-based, and therefore, management believes, comply with the government's mandate. Management also expects these products to be less expensive to produce than comparable products containing CFCs . The Company bases this belief on the fact that the major ingredient in its foam product is corn syrup rather than petroleum products, which are the major ingredients for many of its competitors' products. Because corn syrup is substantially less expensive than petroleum products, the Company's foam product should, upon achieving economies of scale in the manufacturing process, be cheaper to produce than many comparable products. The Company believes that its foam products will conform to substantially the same performance standards as other foam products. In addition to its application as an insulation product, the Company believes, based on its preliminary research, that combining the foam Technology with the proprietary coating described below, the foam may be fire retardant. The Company's foam product is in the final stages of development. Assuming that the Company successfully completes its research with respect to the foam Technology, and subject to the Company's ability to obtain additional financing, the Company expects, although there can be no assurances, that it will market this product in 1997. See "Marketing Agreement."

       COATINGS AND SEALANTS
       ---------------------

     The Company has an exclusive license from Mrs. Kathleen Kennedy to commercially exploit certain chemical compounds which management believes can be used to manufacture the following products: (i) a fire retardant coating, (ii) a vapor barrier and (iii) a radon barrier. Based upon the Company's analysis and testing, it believes that
(i) the fire retardant coating should be able to be used with a regular paint brush or paint gun and should be effective in preventing against fire with most building surfaces, (ii) the vapor barrier viscous plastic coating should be an effective water tight coating for use on cement foundations, and (iii) the radon barrier should effectively encapsulate radon.

      The Radon barrier and flame retardant coatings products are substantially developed and exist in working prototype form. Final testing of the physical properties and performance of this product, as well as optimization of the formulation, remain to be done. It is unlikely that the Company will market and sell such products by the end of 1997, as they are subject to some further testing and development, as well as limitations with respect to the Company's ability to finance such additional product introductions in 1997. The products to be derived from the sealant technology are not as far along in the research and development process as the Company's other products and prototypes. The Company anticipates that, subject to sufficient financing, research with respect to the potential sealant products will continue in 1997. The Company does not anticipate marketing its sealant products in 1997.

       RECYCLING SOLVENTS
       ------------------

     The Company has an exclusive license from Mrs. Kathleen Kennedy to commercially exploit certain chemical compounds in the continental United States which management believes can be used to recycle polyurethane, plastics, polystyrene and possibly disposable diapers. The recycling solvents products continue to be subject to further research and development. They will not be marketed or sold in 1997, and the Company anticipates that research and development with respect to such products will continue subject to the Company's ability to finance such research.


PROPRIETARY RIGHTS

     Many of the Technologies which the Company licenses are protected by a patent or have a patent pending. Most of the Technologies involve trade secrets which are considered proprietary to the respective licensors of the Technologies. The Company takes all reasonable measures to protect the Technologies, including the timely update of patent related innovations to the respective processes, if applicable, compliance with the terms of each license agreement and through the requirement that each employee or consultant execute a confidentiality and nondisclosure agreement.


LICENSES

     The following is a summary of certain of the Company's material licenses with Mrs. Kathleen Kennedy, the successor-in-interest to the estate of Mr. Richard B. Kennedy. Each such license has substantially the same terms and conditions and each is valid until April 17, 2050, unless the Company fails to pay a royalty of four percent (4%) of the gross sales derived from the exploitation of the respective Technology, with certain limitations for sales derived from inter-company transfers or transactions with subsidiaries. The Company has also agreed to pay all maintenance fees and fees for filing and prosecuting patent applications pending at the time the licenses were executed. All rights under the licenses are freely assignable by the Company. The licenses were amended on August 23, 1993 to collectively provide for a required minimum monthly payment of $5,000, in the aggregate, and a required weekly payment of $1,200 to Mrs. Kathleen Kennedy during her lifetime in lieu of progressive sales minimums due beginning in 1993. The royalty payments described above nonetheless survive. Failure by the Company to pay the minimum weekly and/or monthly payments when due may result in the loss of exclusivity of such licenses. Failure to pay royalties due under any license may result in the termination of such license.

       PAINT STRIPPING
       ---------------

     The Company's paint stripping products are proprietary in nature, with the Company having a worldwide marketing license with the manufacturer of the products. Under the terms of the supply agreement (the "Supply Agreement") dated January 5, 1996 between the Company and Samax Enterprises, Inc. (the "Supplier"), the Supplier has agreed to sell to the Company all of the Company's paint stripping product necessary to fill the Company's orders. In addition, the Supplier has granted the Company a right of first refusal to market any other products developed by the Supplier. Pursuant to the terms of the Supply Agreement, the Supplier has agreed not to sell its products to any direct competitor of the Company, although the Supplier retains the right to sell its products to distributors, which may ultimately sell to competitors of the Company. The Supply Agreement provides for the parties to agree upon minimum purchase requirements in a further agreement, and that failure to so agree shall void the Supplier's obligations not to directly compete with the Company. As the Company and the Supplier have not agreed to minimum purchase requirements as of the date of this Registration Statement, the Supplier is free to directly compete with the Company in the sale of the paint stripping products. See "Competition". The paint stripping products are not patented, but are covered by trade secrets. It has been determined by the Company and the manufacturer that it is preferable not to seek patent protection, but rather to protect this Technology through trade secrets. For a more detailed description of the financial terms of the license refer to the section "Licenses" above. The compound has been sold, primarily in sample quantities, to a contractor for the New York City Housing Authority, to the New York Port Authority, to Sherwin Williams retail stores, and to other customers. The Company's sales efforts to place its paint stripping product in Sherwin Williams retail stores accounts for more than fifty percent (50%) of the Company's 1996 revenues. While the Company experienced limited success in its initial efforts to sell its paint stripping product through Sherwin Williams retail stores, the Company has been unable to expand on such efforts and sales to Sherwin Williams, which have been minimal since April 1996. The Company believes that the sales effort of the Company has been severely curtailed by the insufficient working capital position of the Company.

       FOAMS
       -----

     The Company entered into a license agreement, dated December 9, 1992, by and between Richard B. Kennedy, (Mr. Kennedy has since deceased and his wife has succeeded in interest) Richard J. Fricke and Patrick J. Crehan (collectively referred to therein as "Licensor") and the Company, as licensee, whereby the Licensor granted the Company: (i) an exclusive right to exploit within the continental United States certain inventions, technology, know-how and patent rights relating to fire retardant urethane foam with reduced smoke toxicity, and improvements thereto, excluding those applications which are utilized in the packaging foam industry and (ii) the joint patent rights to manufacture, use, sell and sublicense the Technology. For a more detailed description of the financial terms of the license refer to the section "Licenses" above.

       COATINGS AND SEALANTS
       ---------------------

     The Company entered into a license agreement, dated December 9, 1992, by and between Richard B. Kennedy, as licensor (Mr. Kennedy has since deceased and his wife has succeeded in interest), and the

Company, as licensee, whereby the licensor granted to the Company: (i) an exclusive right to exploit within the continental United States, certain inventions, technology, know-how and patent rights relating to a fire retardant urethane coating which provides a vapor barrier, and improvements thereto, and
(ii) the joint patent rights to manufacture, use, sell and sublicense the Technology. For a more detailed description of the financial terms of the license refer to the section "Licenses" above.

       RECYCLING SOLVENTS
       ------------------

     The Company entered into a license agreement, dated December 9, 1992, by and between Richard B. Kennedy, as licensor (Mr. Kennedy has since deceased and his wife has succeeded in interest), and the Company, as licensee, whereby the licensor has granted the Company: (i) an exclusive right to exploit within the continental United States certain inventions, technology, know-how and patent rights relating to the disposal and reuse of plastic bags, polyurethane, plastics, polystyrene, diapers and the like, and improvements thereto, and (ii) the joint patent rights to manufacture, use, sell and sublicense the Technology. For a more detailed description of the financial terms of the license refer to the section "Licenses" above.

MARKETING AND SALES

     MARKETING AGREEMENT
     -------------------

     The Company believes that its marketing resources are most effectively deployed by contracting an outside vendor to market its products. Consequently, the Company has replaced all of its in-house sales force, consisting of five (5) salesmen and three (3) representatives with an outside vendor, SSC Marketing, Inc., a California-based marketing firm ("SSC"), which vendor has experience selling similar products on a national basis. SSC is actively seeking to develop sales not only in governmental markets but also in the private sector. In connection with such efforts, the Company and SSC are contacting major chains and providing them with literature, samples and demonstrations. The Company has entered into two agreements with SSC -- a consulting agreement (the "Consulting Agreement") dated as of November 1, 1996 and a customer service agreement (the "Service Agreement") dated as of December 15, 1996. Under the terms of the Consulting Agreement, SSC will provide the Company with a comprehensive sales and marketing program for the Company's products, including hiring sales representatives, developing sales contacts, marketing plans, advertising campaigns, customer service programs, and sales accounting and reporting systems. The Company will pay SSC a flat fee of $8,000 per month, an additional fee of $4,000 for each sales manager engaged by SSC to service the Company's account, with a minimum of three such sales managers to be so engaged, plus approved expenses of SSC and its sales managers. In addition, in the event SAC's annual revenues exceed $2,600,000, the Company shall pay each sales manager a 2% commission on gross revenues generated in their respective territories, and, in the event the Company's annual revenues exceed $2,800,000, plus the Company shall pay SSC a 5.5% commission on the Company's gross revenues, with the $8,000 monthly payments to be credited against the payment of such commissions. Under the terms of the Service Agreement, SSC will provide the Company with order entry, billing, order tracking, sales forecasting and planning, and information processing services. The Company will pay SSC $5,000 per month for such services, provided that, if at any time the volume of SAC's business exceeds SSC's ability to adequately perform such services, the parties shall agree upon an increased fee. A failure to so agree will result in termination of the Service Agreement. Based upon the Company's experience with its in-house sales team, and based further upon the contacts, reputation of and experience of SSC, management believes that contracting for its marketing and sales needs will provide the Company with a greater opportunity to market its products to more customers in less time.

     PAINT STRIPPING CHEMICALS.
     -------------------------

     The Company, through SSC, is focusing its sales and marketing efforts on a product-by-product basis, with its paint stripping product being the first product to be offered in the marketplace. SSC is actively seeking to develop sales not only in governmental markets but also in the private sector. In connection with such efforts, the Company and SSC are contacting major chains and providing them with literature, samples and demonstrations. Based upon the Company's experience with its in-house sales team, and based further upon the contacts, reputation of and experience of SSC, management believes that contracting for its marketing and sales needs will provide the Company with a greater opportunity to market its products to more customers in less time. See "Marketing Agreement".

     The Company has devoted substantial sales efforts in 1996 to sales in limited quantities of the Company's paint stripping product to Sherwin Williams
retail stores.   The Company's  sales efforts to place its paint stripping
product in Sherwin Williams retail stores accounts for more than fifty percent (50%) of the Company's 1996 revenues. While the Company experienced limited success in its initial efforts to sell its paint stripping product through Sherwin Williams retail stores, the Company has been unable to expand on such efforts and sales to Sherwin Williams have been minimal since April 1996.

     The Company has placed advertisements in several magazines, including magazines intended for commercial contractors as well as the do-it-yourself market. The Company is in the process of establishing a direct sales unit where orders will be taken by a telephone representative of the Company and shipped to the end-user.

     FOAMS.
     -----

     Since the Company is still experimenting with and conducting research on the foam Technology, the Company does not actively market its foam product. The Company intends to begin marketing the foams in 1997 through SSC to companies involved in the construction industry. See "Marketing Agreement".

     OTHER TECHNOLOGIES.
     ------------------

     Until the other Technologies have been fully researched and commercializable products have been developed the Company will not establish marketing strategies for the sale of these possible products.

SUPPLY ARRANGEMENTS

     Paint stripping -- the Company purchases all of the Company's paint stripping product it needs to satisfy orders from the inventor who licenses this Technology to the Company. Under the terms of the Supply Agreement, the inventor reserved for itself the right to engage in direct sales of the paint stripping product. The Supply Agreement provides for the parties to agree upon minimum purchase requirements in a further agreement, and that failure to so agree shall void the Supplier's obligations not to directly compete with the Company. As the Company and the Supplier have not agreed to minimum purchase requirements as of the date of this Registration Statement, the Supplier is free to directly compete with the Company in the sale of the paint stripping products. Although the Company believes that the inventor's facilities have sufficient capacity to satisfy the existing and future needs of the Company for the next twelve months, there can be no assurances thereof. In the event that the inventor experiences any financial difficulties and/or does not fill the Company's orders in a timely manner, the Company believes that it would be materially adversely effected. Furthermore, the Company may not purchase the product elsewhere since the paint stripping product is the proprietary property of the inventor.

     Foam -- the foam products require large amounts of MDI, the base chemical (polyisocyanate) of which is manufactured and distributed by several large companies, including BASF and W.R. Grace & Co. The Company does not anticipate any difficulties obtaining the necessary amounts of MDI or production equipment, although there can be no assurances thereof.

     Coatings and Sealants -- the Company does not anticipate any difficulties obtaining the necessary chemicals and materials for the various potential coating products. The Company believes that there are many suppliers of these chemicals, available on reasonable terms.


COMPETITION

     There are many other companies that offer similar or competitive products to the products either developed or under development by the Company. The industries in which the Company intends to market its products are characterized by substantial and intense competition. Almost all of the companies offering similar or competitive products, both domestic and foreign, are substantially larger and have substantially greater resources, distribution capabilities and experience than the Company. It is also likely that there will be other competitors in the future. The following is a list of certain of the companies with which the Company will be competing: Paint Stripping Chemicals- Peel-A-Way
                                          -------------------------
Corp., Minnesota Mining and Manufacturing ("3M") and Thomas Back to Nature; and

Foams; Coatings and Sealants- Sealed Air Corporation, Carpenter Foam, Thompson's
----------------------------
Water Sealer and miscellaneous radon venting companies.

  Under the terms of the Company's Supply Agreement, the manufacturer of the Company's paint stripping product reserved for itself the right to engage in direct sales of the paint stripping product.. The Company's supplier, therefore, may compete directly with the Company in sales of the paint stripping product under different product labels. See "Licenses -- Paint
Stripping"

     The Company's objective is to develop environmentally-friendly products which will compete with the existing paint stripping, coatings, sealants, recycling solvents, foams and sterilization technologies available that are produced by competitors of the Company. The Company cannot provide any assurances that the Company will develop competitive products, that a market for such products (assuming that they are developed), will develop, that the Company will be able to develop marketing or distribution channels, or that competitors having greater financial and other resources will not, or have not, devoted those resources to the research and development of new or existing products which will compete with the Company's products. There can be no assurance that the Company will effectively compete against any competitor.

GOVERNMENT REGULATIONS

     The manufacture and sale of paint stripping chemicals, coatings, sealants and sterilization equipment are subject, to varying degrees, to federal, state and local regulation. The predominance of the regulatory burden however is imposed upon the manufacturer, such as the inventor/supplier, of the Company's paint stripping product and not the Company. The Company must comply with federal labeling requirements for the Company's paint stripping product, which require a description of the various chemicals included in the product and the hazards attendant to the use thereof. The foam, for construction purposes, is regulated by state and local building codes. Failure to properly comply with all regulations applicable to the Company's products could result in the Company incurring substantial costs in order to comply or cessation of manufacture of the offending products and the possible imposition of civil and criminal penalties.


INTELLECTUAL PROPERTY

     The Company's business is dependent upon its ability to commercially exploit certain patented and unpatented proprietary technologies which it has licensed from inventors. The ability of the Company to exploit the Technologies depends on many circumstances beyond its control. No assurances can be given that the Company will be able to commercially exploit such intellectual property rights and develop marketable products. The inability of the Company to satisfy the terms and conditions of the licenses with the holders of the proprietary Technology rights would have a materially adverse effect on the Company. The Company has an exclusive arrangement with respect to the paint stripping chemical used in the Company's paint stripping products, except for the supplier of the chemicals who also maintains the right to market such product. The Company does not pay any license fees in connection with this license but agrees to purchase the chemicals from the supplier thereof. Under the revised terms of the various license agreements relating to the foams, coatings and solvents, the Company is obligated to make minimum monthly payments of $5,000 and minimum weekly payments of $1,200, in the aggregate, to Mrs. Kathleen Kennedy. The failure by the Company to make such minimum weekly and monthly payments to Mrs. Kennedy may result in the licenses becoming non-exclusive to the Company. The failure of the Company to make royalty payments due under any license may result in termination of such license. Certain of the Technologies are unpatented proprietary technologies and in certain cases, because (i) the Company's financial resources are insufficient to adequately protect and/or prosecute such patents, and (ii) the Company believes that information which may become available to competitors during the patent process could put the Company's products at competitive risk, neither the inventor nor the Company believes that seeking patent protection is prudent.


EMPLOYEES

     As of November 30, 1996, the Company had ten (10) employees, including three (3) officers. The Company has also engaged the services of four (4) consultants, in addition to its marketing arrangements with SSC. See "Marketing Agreement".

     None of the Company's employees is represented by a labor organization and the Company considers its relationship with employees to be satisfactory.

                         ITEM 2.  FINANCIAL INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data, as of and for the fiscal years ended December 31, 1995, 1994 and 1993, are derived from the audited financial statements of the Company, certain of which are included herein. The selected financial data for the nine month periods ended September 30, 1996 and 1995, and as of and for the fiscal years ended December 31, 1992 and 1991, are derived from the unaudited financial statements of the Company. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may expected for the year ended December 31, 1996. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Plan of Operations" and the financial statements of the Company, including the notes thereto, appearing elsewhere herein.


                               NINE MONTHS ENDED                                     FISCAL YEAR ENDED
                                 SEPTEMBER 30                                           DECEMBER 31
                            1996                1995            1995          1994           1993           1992           1991
                     ------------------  ------------------  -----------  ------------  --------------  ------------  --------------
STATEMENT OF
  OPERATIONS DATA

Sales................      $    53,616          $   28,948   $   38,359    $   16,425   $ -----------    $---------   $ -----------

Net loss.............        2,866,443           2,093,649    2,441,613     2,994,619       1,946,294       383,954     -----------

Net loss per
 share of Common
 Stock...............      $     (0.36)         $    (0.32)  $    (0.36)   $    (0.49)  $       (0.36)   $    (0.09)  $ -----------

Weighted average
 number of shares
 of Common Stock
 outstanding.........        8,050,491           6,575,160    6,862,688     6,137,128       5,380,597     4,132,576       4,020,078

 BALANCE SHEET
  DATA

Total Assets.........      $   389,202          $  295,184   $  223,706    $  271,598   $     442,319    $  497,656   $      17,454

Total Liabilities....          343,680             401,837      574,023       316,840         114,957         5,323     -----------

Total Stockholders'
  Equity (Deficit)...           45,522            (106,653)    (350,317)      (45,242)        327,362       492,333          17,454

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND PLAN OF OPERATIONS.


GENERAL

     Since the Reorganization, management of the Company has concentrated a significant portion of its efforts on the marketing and sale of the Company's paint stripping product. Additionally, subject to the Company's successful completion of its research with regard to evaluating the appropriate mechanism for delivery of the foam product onto its intended surface, and subject to the Company's ability to obtain additional financing, management believes that the Company's foam products could be ready for marketing during 1997, although no assurances thereof can be given. Based upon the Company's current financial status, the need to continue research and development and the Company's emphasis on its paint stripping and foam products, management does not believe that it will market any of its sealants, coatings or solvents in 1997.

     The report of the Company's independent auditor, contains a paragraph as to the Company's ability to continue as a going concern. Among the factors cited by the auditors ( See note 1 to the financial statements) as raising substantial doubt as to the Company's ability to continue as a going concern are (i) the Company has incurred recurring operating losses and (ii) the Company has a working capital deficiency.


COMPARISON OF THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995

     Sales and Net Losses.  For the three month period ended September 30, 1996,
     --------------------
sales increased to $15,955 from $11,186 in the same period of the prior year, an increase of 43% due to continued growth in the Company's paint stripping product line. For the three month period ended September 30, 1996, the Company reported net losses of $1,569,687 compared to $557,098 in the prior period, an increased loss of 182%, due primarily to an increase in selling, general, and administrative expenses as discussed below.

     Selling, General and Administrative.   For the three month period ended
     -----------------------------------
September 30, 1996, the Company incurred selling, general and administrative expenses of $1,505,870 compared to $500,826 in the same period of the prior year, an increase of 201% due primarily to an increase of approximately
$970,000 in compensation expense associated with the issuance of approximately 440,000 shares of Common Stock, to various individuals for professional services performed. The value of such services was based upon the fair market value of Common Stock sold during the period. Calculations with respect to the percentage of selling, general and administrative expenses relative to sales are not meaningful.

     Research and Development.  For the three month period ended September 30,
     ------------------------
1996,
research and development expenses increased to $58,413 from $52,197 in the same period of the prior year, an increase of 12%. Calculations with respect to the percentage of research and development expenses relative to sales are not meaningful.

COMPARISON OF THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995

     Sales and Net Losses.  For the nine month period ended September 30, 1996,
     --------------------
sales increased to $53,616 from $28,948 in the same period of the prior year, an increase of 85% due to continued growth in the Company's paint stripping product line. For the nine month period ended September 30, 1996, the Company reported net losses of $2,866,443 compared to $2,093,649 in the prior period, an increased loss of 37%, due primarily to an increase in selling, general, and administrative expenses, partially offset by a decrease in research and development expenses as described below.

     Selling, General and Administrative.   For the nine month period ended
     -----------------------------------
September 30, 1996, the Company incurred selling, general and administrative expenses of $2,680,225 compared to $1,812,476 in the same period of the prior year, an increase of 48% due primarily to an increase of approximately $1,050,000 in compensation expense associated with the issuance of approximately 706,000 shares of Common Stock to various individuals for professional services performed, (the value of such services was based upon the fair market value of Common Stock sold during the period) and various increases in selling expenses as the Company continues to increase its sales efforts related to its paint stripping product line, partially offset by a $100,000 decrease in other expenses related to the company's reorganization in 1995 and a decrease of $147,000 in royalties due to the termination of one of the license agreements. Calculations with respect to the percentage of selling, general and administrative expenses relative to sales are not meaningful.

     Research and Development.  For the nine month period ended September 30,
     ------------------------
1996, research and development expenses decreased to $171,697 from $264,768 in the same period of the prior year, a decrease of 35%, due primarily to a decrease of $23,000 in research and development consulting expenses and decreases in various other research and development expenses. As the Company's paint stripping product line has come to market, and other product lines are further along in their development, research and development expenses have tended to decrease. Calculations with respect to the percentage of research and development expenses relative to sales are not meaningful.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     Sales and Net Losses.  For the year ended December 31, 1995, sales
     --------------------
increased to $38,359, from $16,425 in the prior year, an increase of 134% due to the continued growth of the Company's paint stripping product line. For the year ended December 31, 1995, the Company reported net losses of $2,441,613 from $2,994,619 in the prior year, a decreased loss of 18%, due primarily to decreases in selling, general and administrative expenses, and research and development expenses described below.

     Selling, General and Administrative.   For the year ended December 31,
     -----------------------------------
1995, the Company incurred selling, general and administrative expenses of $2,131,560 as compared to $2,578,653 in the prior year, a decrease of $17%, due primarily to a $517,000 decrease in non-cash compensation and commission expenses, related to the fewer number and value of shares of Common Stock issued as compensation. Calculations with respect to the percentage of selling, general and administrative expenses relative to sales are not meaningful.

     Research and Development.  For the year ended December 31, 1995, research
     ------------------------
and development expenses decreased to $273,150 as compared to $369,791 in the prior year, a decrease of 26%, due primarily to the following; a decrease of $18,000 in laboratory fees, a decrease of $41,000 in research and development consulting expenses, and a decrease of $36,000 in research and development salaries. As the Company's paint stripping product line has come to market, and other product lines are further along in their development, research and development fees have continued to decrease. Calculations with respect to the percentage of research and development expenses relative to sales are not meaningful.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND 1993

     Sales and Net Losses.  For the year ended December 31, 1994, the Company
     --------------------
recognized revenues of $16,425 due to initial sales of the Company's paint stripping product line. There were no revenues in 1993. For the year ended December 31, 1994, the Company reported net losses of $2,994,619 up from $1,946,294 in the prior year, an increased loss of 54%, due primarily to increases in selling, general and administrative expenses, and research and development expenses as described below.

     Selling, General and Administrative.   For the year ended December 31,
     -----------------------------------
1994, the Company incurred selling, general and administrative expenses of $2,578,653 up from $1,566,492 in the prior year, an increase of 65% due primarily to a $669,000 increase in non-cash compensation and commission expenses, related to the greater number of shares of Common Stock issued as compensation. In addition, in 1993, the Company received $385,000 pursuant to a contract for funding of marketing efforts for their products. This funding was used to offset the related expenses. The contract for funding was mutually terminated in 1993. The balance of the increases is due to Royalty payments of $247,000 which began in 1994, a decrease of $122,000 in officers salaries, offset by various decreases to other selling, general and administrative expenses. Calculations with respect to the percentage of selling, general and administrative expenses relative to sales are not meaningful.

     Research and Development.  For the year ended December 31, 1994, research
     ------------------------
and development expenses increased to $369,791 up from $342,867 in the prior year, an increase of 8%. Calculations with respect to research and development expenses relative to sales are not meaningful.


LIQUIDITY

    The Company has never generated sufficient revenues to finance its operations and has been able to remain in business solely as a result of raising capital. The Company's ability to continue as a going concern in the near term is dependent upon obtaining additional financing. The Company does not have the financial resources as of the date of this Registration Statement to operate its business, continue research and development or market its products. The Company is currently financing its operations through loans from shareholders, which aggregated approximately $465,000 as of the date of this Registration Statement. The Company is electing to become a reporting company under the Securities Exchange Act of 1934, as amended, in order to attract capital. The Company continues to seek additional capital from an array of potential sources. The Company has provided information regarding its Technologies to venture capital firms and is in discussions with some of them, although there can be no assurances that any such discussions will result in the Company obtaining any additional capital. Even if the Company is able to obtain additional capital there can be no assurances that the structure or terms of such proposed financing will be on acceptable terms.

    The Company has entered into agreements with SSC for sales and marketing services and with the respective licensors under the licenses with respect to the various Technologies under which the Company has undertaken substantial ongoing financial commitments. Unless the Company is able to obtain additional financing, the Company will be unable to meet its commitments under such agreements. See "Marketing and Sales -- Marketing Agreement" and "Licenses."

    The Company estimates that it will require approximately $1,800,000 in additional financing in order to continue operations for the next twelve months, and an additional $1,900,000 in order to fund overhead, complete research with respect to all of the Technologies, commercially exploit the products derived therefrom and market each such product. The Company anticipates that, of the minimum of $1,800,000 needed to continue operations, approximately $650,000 will be allocated to salaries, $200,000 to rent, utilities and insurance expenses, $250,000 to consulting fees, $250,000 to royalties, $350,000 to taxes and operating expenses, and $100,000 to capital improvements. If the Company is able to obtain an additional $1,900,000 and fully execute its business plan, the Company estimates that approximately $300,00 will be allocated to sales commissions and expenses, $450,000 to research, development and product testing, $200,000 to marketing and advertising expenses, and $750,000 to working capital and repayment of debt.

OFFERING

    The Company intends to raise up to Ten Million Dollars ($10,000,000), at an offering price per share to be determined by the Company, in a private offering of shares of Common Stock.

The securities to be offered in the Offering will not be registered under the Securities Act of 1933, as amended (the "Securities Act") but rather shall be issued pursuant to an exemption from such registration under Regulation D promulgated thereunder or another available exemption from registration thereunder. Such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements under the Securities Act.


                              ITEM 3.  PROPERTIES

    The Company owns no real property. The Company has entered into two office leases.

    The Company leases 12,000 square feet in a building located at 91 Commerce Drive in Brookfield, Connecticut (the "Brookfield Lease"). The Brookfield Lease was executed by and between a trustee acting on behalf of Brookfield Commerce, a Connecticut partnership, as lessor, and the Company, as lessee, on February 22, 1993. The Company uses this facility for research and development of products, marketing meetings and shipment of chemicals. The term of the lease is for five
(5) years, commencing March 1, 1993 and ending February 28, 1998. The Company has the option to renew the lease for an additional five (5) year period. The base rent on an annual basis is $55,350 for the period through August 31, 1993, $73,800 the next twelve months, $76,752 for the twelve months thereafter, $79,822 for the next twelve months and $83,015 until the lease expires or is renewed.

    The Company's corporate headquarters are located in approximately 6,000 square feet of space leased by the Company in a building located at 27 Governor Street, Ridgefield, Connecticut (the "Ridgefield Lease"). The Ridgefield Lease was executed by and between a trustee acting on behalf of the Joseph H. and Ellen Ann Donnelly Trust, as lessor, and the Company, as lessee, on September 30, 1992. The term of the Ridgefield Lease is for three years, commencing October 1, 1995 and ending September 30, 1998. The base rent on an annual basis is $40,517 for the first twelve months, $42,543 the next twelve months and $44,500 for the twelve months thereafter until the lease expires or is renewed.

    The Company believes its facilities are suitable and adequate for its existing operations and those reasonably expected in the next twelve months.
The Company's facilities however are not suitable for manufacturing its products in significant quantities, therefore, the Company intends to rely on outside manufacturers to manufacture its products as they are developed and marketed. The Company currently does not possess the capacity to manufacture any of its products in anything more than sample quantities in a laboratory facility. The Company therefore intends to contract with outside manufacturers to manufacture any products derived from the Technologies, as they are brought to market. Although the Company has identified certain of the companies which it would consider engaging for the purpose of manufacturing some of the Company's intended products, no such agreements have been entered into as of the date of this Registration Statement.

                     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN
                                 BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information as of October 1, 1996 known to the Company regarding beneficial ownership of the Company's Common Stock by the officers and directors and any shareholder of more than ten percent (10%) of the Company's issued and outstanding Common Stock, and the total number of shares of Common Stock owned by the directors and officers of the Company as a group.



Name and address                      Number of Shares     Percent
of owner                                 Owned(1)         of Class
------------------------------------------------------------------
Stephen J. Thompson                         1,475,931(2)     15.83%
------------------------------------------------------------------
Robert F. Thompson                             82,080         0.88%
------------------------------------------------------------------
Richard J. Fricke                           1,556,285(3)     16.69%
------------------------------------------------------------------
Penny Fricke                                1,556,285(4)     16.69%
------------------------------------------------------------------
Officers and Directors as a group           3,014,046(5)     32.33%
------------------------------------------------------------------

(1) Beneficial ownership as reported in the table above has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Accordingly, except as noted, all of the Company's securities over which the officers and directors named, or as a group, directly or indirectly have, or share voting or investment power, have been deemed beneficially owned.

(2) Includes 197,850 shares owned by his wife and The Thompson Family Trust. Mr. Thompson disclaims beneficial ownership of such shares. Includes 100,250 shares which are owned by The Ridge Group, a Connecticut general partnership in which Penny Fricke and Stephen J.Thompson each own a 50% equity interest.

(3)  Includes (i) 1,105,882 shares which are owned by his wife, Penny Fricke,
     (ii) 41,040 shares owned by his daughter, Laura J. Fricke, (iii) 41,040 shares owned by his daughter, Amanda C. Frick, (iv) 183,073 shares owned by the Fricke Family Trust, and (v)100,250 shares which are owned by The Ridge Group, a Connecticut general partnership in which Penny Fricke and Stephen
     J. Thompson each own a 50% equity interest.   Mr. Fricke disclaims
     beneficial ownership of such shares.

(4) Includes (i) 85,000 shares owned by her husband, Richard J. Fricke, (ii) 41,040 shares owned by her step-daughter, Laura J. Fricke, (iii) 41,040 shares owned by her step-daughter, Amanda C. Fricke, and (iv) 183,073 shares owned by the Fricke Family Trust . Mrs. Fricke disclaims beneficial ownership of such shares. Includes 100,250 shares owned by The Ridge Group, a Connecticut general partnership in which Penny Fricke and Stephen
     J. Thompson each own a 50% equity interest.

(5) Includes (i) 197,850 shares which are owned by Stephen Thompson's wife and The Thompson Family Trust, (ii) 1,105,882 shares which are owned by Richard J. Fricke's wife, Penny Fricke, (iii) 41,040 shares owned by Mr. Fricke's daughter, Laura J. Fricke, (iv) 41,040 shares owned by Mr. Fricke's daughter, Amanda C. Fricke, and (v) 183,073 shares owned by the Fricke Family trust. Mr. Thompson and Mr. Fricke, respectively, disclaim beneficial ownership with respect to such shares. Includes 100,250 shares which are owned by The Ridge Group, a Connecticut general partnership in which Penny Fricke and Stephen J. Thompson each own a 50% equity interest. Mr. Fricke disclaims beneficial ownership with respect to such shares.

                   ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS


        The following sets forth certain information with respect to the directors and executive officers of the Company.

Name                       Age           Position(s)
-------------------------  ---  -----------------------------
Stephen J. Thompson         42  President, Chief Executive
                                Officer and Director

Richard J. Fricke           51  Secretary and Director

Robert F. Thompson          66  Executive Vice President,
                                Chief Operating Officer
                                and Chief Financial
                                Officer

          Stephen J. Thompson began his career in the government in 1977 as the Mayor's Aide for the Municipality of Ridgefield, Connecticut. Mr. Thompson served in several positions having broad exposure to State and Federal Government Regulatory Agencies, including the Department of Energy ("DOE"), Housing and Urban Development ("HUD") and the Department of Environmental Protection ("DEP"). In 1979, Mr. Thompson was elected to the position of Municipal Treasurer of the Town of Ridgefield, Connecticut. As Treasurer, he managed the disbursement of tax proceeds, payroll and accounts payable and was responsible for audits. In 1981, Mr. Thompson was retained by Perkin Elmer Corporation as a consultant on issues of inventory audit and control for their Micro-lithography Division. In 1982, Mr. Thompson worked at the Northeastern Division of BMW of America as an in-house new business consultant, handling franchise relations, floor plan finance and supervising department managers. In 1986, Mr. Thompson and a partner formed Olympic Enterprises, Inc. to conduct business in land development and commercial construction, including zoning and DEP issues. In 1993, a property holding company, Olympic of Venice Place & Evers, Inc., a Connecticut corporation in which Mr. Thompson had been involved as president and treasurer, voluntarily petitioned for bankruptcy protection under Chapter 11 of the Federal bankruptcy laws. Mr. Thompson graduated from Ridgefield High School and attended the University of Miami from 1972-1973 and Western Connecticut State College, Ancell School of Business from 1977-1979.
Mr. Thompson's wife is an employee of the Company.

          Richard J. Fricke has been a practicing general practice attorney in the State of Connecticut since 1970 and was admitted to the bar the same year. From 1970-73, he worked with the law firm of Gregory & Adams, in Wilton, Connecticut. From 1973 to 1990, he was a partner in the Law Firm of Crehan & Fricke, in Ridgefield, Connecticut. Mr. Fricke filed for protection under Chapter 7 of the federal bankruptcy laws in 1996. In addition to private practice, Mr. Fricke was Town Counsel for the town of Ridgefield, Connecticut. From 1973-81, he served as Director of Village Bank & Trust Company and for the Ridgefield Community Center and the Ridgefield Montessori School. Mr. Fricke received his undergraduate and law degrees from Cornell University in 1967 and 1970, respectively. Mr. Fricke's biographies can be found in Marquis Who's Who
                                                              -----------------
in America, Who's Who in the World, Who's Who in Business and Finance,  and
----------  ----------------------  ---------------------------------
Who's Who in the East.
---------------------

          Robert F. Thompson is Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company. Mr. Thompson is a retired Corporate Officer of American Can Co. He completed twenty-nine years with American Can Co. and at retirement in 1988 was Assistant Treasurer and Chief Credit Officer with functional responsibility for Credit, Payroll, Real Estate and Claims within the Treasury Department. Mr. Thompson served as President of the Credit Research Foundation, Columbia, Maryland, from 1989 to 1993. The Foundation is an education and research organization affiliated with the National Association of Credit Management. He directed the Foundation's formal program activities at Dartmouth College and Stanford University and all research projects in the area of credit and financial management. Mr. Thompson serves as a director of Morgan Foods, Inc., Austin, Indiana, and the New York Credit and Financial Management

Association, New York, New York. He has served as a Trustee of the Credit Research Foundation and as a Director of the National Association of Credit Management. Mr. Thompson holds a B.A. degree in Economics from St. Francis College, the Executive Award from the Graduate School of Credit and Financial Management, Dartmouth College, and attended the Graduate School of Business at New York University.

          Currently all directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

          Officers are elected by and serve at the discretion of the Board of Directors. Other than Stephen J. Thompson and Robert F. Thompson, who are father and son, there are no family relationships among the directors or officers of the Company.

BOARD COMMITTEES

          Audit Committee. The Audit Committee of the Board of Directors was formed in December 1995 to review the results and scope of the annual audit and other services provided by the Company's independent accountants, to review and evaluate the Company's control functions and to monitor transactions between the Company and its employees, officers and directors. Stephen J. Thompson, Richard
J. Fricke and Robert F. Thompson  are the members of the Audit Committee.

          Compensation Committee. The Compensation Committee of the Board of Directors reviews and approves the compensation and benefits for the Company's executive officers. Stephen J. Thompson, Richard J. Fricke and Robert F. Thompson are the members of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          The Company's Compensation Committee was formed in October, 1996, to review and approve the compensation and benefits of the Company's executive officers and make recommendations to the Board of Directors regarding such matters. Stephen J. Thompson, Richard J. Fricke and Robert F. Thompson are the
members of the Compensation Committee.   No interlocking relationship exists
between any member of the Company's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. In the year ended December 31, 1995, the full Board of Directors participated in deliberations concerning executive officer compensation.

DIRECTOR COMPENSATION

   The Company's directors do not receive any fees for their services as Board members and committee members, but are reimbursed for expenses incurred in connection with attending Board and committee meetings.

                        ITEM 6.  EXECUTIVE COMPENSATION

        The following table sets forth aggregate annual remuneration of the three directors and officers of the Company, as a group, during the Company's last three fiscal years, and the projected remuneration for the year ended December 31, 1996.

                                                      Aggregate        Aggregate       Aggregate       Aggregate
                                                      remunera-        remunera-       remunera-       remunera-
                                                      tion for         tion for        tion for        tion for
                                   Capacities in      fiscal           fiscal          fiscal          fiscal
Name of                            which              year             year            year            year
individual or identity of group    remuneration       ended            ended           ended           ended
                                   was received       December         December        December        December
                                                      31,  1993        31,  1994       31,  1995       31,  1996
-----------------------------------------------------------------------------------------------------------------
Stephen J. Thompson                President,         $    99,250      $   58,500      $   50,000        $512,500
                                   Chief                    (1)(2)(3)       (1)(2)(3)       (1)(2)(3)       (1)(2)(3)
                                   Executive and                                                               (4)(5)
                                   Director

Richard J. Fricke                  Secretary and      $    99,250      $   58,500      $   50,000        $513,800
                                   Director                 (1)(2)(3)       (1)(2)(3)       (1)(2)(3)       (1)(2)(3)
                                                               (6)             (6)             (6)          (4)(5)(6)

Robert F. Thompson                 Chief              $    115,685     $    85,960     $    83,444       $125,000
                                   Operating                  (1)             (1)             (1)              (1)
                                   Officer and
                                   Chief Financial
                                   Officer

Samuel E. Bernstein                Vice President     $    52,020      $   41,200             ---             ---

All directors and officers as a    Directors and      $   366,205      $  244,160      $  183,444      $1,151,300
 group (3 individuals)             Officers                 (1)(2)(3)       (1)(2)(3)       (1)(2)(3)       (1)(2)(3)
                                                               (6)             (6)             (6)          (4)(5)(6)

-----------------------------------------------------------------------------------------------------------------

____________________
 (1) Although the employment contracts for Stephen J. Thompson and Richard J. Fricke each call for compensation of $300,000 plus incentive bonuses for the year ended December 31, 1995, these amounts were not actually paid through December 31, 1995. In 1995 Mr. Thompson and Mr. Fricke each received $50,000 in compensation, and to date in 1996 Stephen J. Thompson and Richard F. Fricke have each received $24,000 in compensation. Additionally, Robert F. Thompson received $83,444 in compensation during 1995, and to date in 1996 Robert F. Thompson has received $56,000. Each of these executive officers have waived their rights with respect to salary arrearages prior to January 1, 1996.

 (2) In addition to their base salaries, the Company has established a Medical and Dental Reimbursement Plan for each of Stephen J Thompson and Richard J. Fricke providing for reimbursement of up to $10,000 of medical and dental expenses annually incurred by such officers. As of the date of this Memorandum, the Company has not received any requests for reimbursements under this plan.

 (3) The Company in 1995 paid and currently pays $5,381 and $9,921 for the health insurance premiums of each of Stephen J. Thompson, and Richard J. Fricke, respectively. The respective figures for such payments in 1994 were $2,914 and $4,974, respectively. In 1993 such payments were $2,415 and $4,175, respectively. In addition, in 1994 the Company paid $2,382 in legal malpractice insurance premiums on behalf of Richard J. Fricke.

 (4) Includes 85,000 shares valued at $2.50 per share of Common Stock issued as additional compensation to each of Mr. Richard J. Fricke and Mr. Stephen J. Thompson for the year ended December 31, 1996.

 (5) Under the terms of their respective employment agreements, each of Stephen
J. Thompson and Richard J. Fricke are granted (i) an annual bonus equal to ten percent (10%) of the Company's net income, and (ii) an annual Common Stock option bonus of stock options exercisable for ten years at an exercise price of $.01 per share for one percent (1%) of the number of shares of Common Stock. issued and outstanding as of the end of the fiscal year for which such options are granted.

 (6) Mr. Fricke receives office space and secretarial services from the Company for the operation of his independent law practice. The value of such services are estimated to be approximately $1,800 annually, based on Mr. Fricke spending less than 5% of his time on his law practice.

EMPLOYMENT AGREEMENTS

   Each of the officers of the Company has executed an employment contract with substantially similar provisions concerning covenants not to compete and confidentiality.

   Stephen J. Thompson's employment agreement was executed on August 13, 1991 (the "Thompson Employment Agreement") and provides, other than the standard provisions described above, that he will be Chief Executive Officer of the Company for an undetermined term. Since the execution of the Thompson Employment Agreement, the Board of Directors appointed Mr. Thompson to the additional position of President and Director. Pursuant to the terms of the Thompson Employment Agreement, in addition to his stated salary, Mr. Thompson is entitled to a bonus of ten percent (10%) of the annual net income of the Company and an annual stock option bonus of options to purchase 1% of the number of shares of Common Stock. issued and outstanding as of the end of the fiscal year for which such options are granted, exercisable for ten years at an exercise price of $.01 per share. The Thompson Employment Agreement also provides that the Company shall pay for Mr. Thompson's automobile, health and major medical insurance and life insurance.

   Richard J. Fricke's employment agreement was executed on August 13, 1991 (the "Fricke Employment Agreement") and provides, other than the standard provisions described above, that he will be Corporate Counsel for an undetermined term. Since the execution of the Fricke Employment Agreement, the Board of Directors appointed Mr. Fricke to the additional position of Secretary and Director. Pursuant to the terms of the Fricke Employment Agreement, in addition to his salary, Mr. Fricke is entitled to a bonus of ten percent (10%) of the annual net income of the Company and an annual stock option bonus of options to purchase 1% of the number of shares of Common Stock. issued and outstanding as of the end of the fiscal year for which such options are granted, exercisable for ten years at an exercise price of $.01 per share. The Fricke Employment Agreement also provides that the Company shall pay for Mr. Fricke's automobile, health and major medical insurance and life insurance.

   Robert F. Thompson's employment agreement was executed on January 31, 1996 and provides, other than the standard provisions described above, that he will serve as the Company's Chief Operating Officer and Chief Financial Officer.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

   The Company's By-Laws provide for the indemnification, to the full extent allowed by Florida law, of its directors, officers, employees and agents who are or were a party, or are threatened to be made a party to any threatened, pending or completed legal action, suit or proceeding by reason of the fact that he or she is or was serving a director, officer, employee or agent of the Company or is or was serving in such capacity at another entity at the Company's request. The extent, amount and eligibility for such indemnification are determined by a majority vote of a quorum of disinterested directors, or by a majority vote of a quorum of disinterested shareholders.

   Section 607.0850 of the Florida Business Corporation Act empowers a Florida corporation to indemnify any person who is a party to any proceeding (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Florida corporation may indemnify any person who is a party to any proceeding by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable in the proceeding. Where an officer, director, employee or agent of a corporation is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which he actually and reasonably incurred in connection therewith.


   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The Company has agreed to provide Richard J. Fricke, a Director and Secretary of the Company, with office space, facilities, fixtures, equipment supplies and secretarial services and to allow him to operate and maintain a legal practice independent of the Company. The value of such services are estimated to be approximately $1,800 annually, based on the Mr. Fricke spending less than 5% of his time on his law practice.

   Mr. Fricke is one of the licensors under the foam Technology license. See "Business - Licenses"

   The Ridge Group, a Connecticut general partnership in which Mr. Fricke's wife, Penny Fricke, a beneficial owner of more than 16 % of the outstanding Common Stock, and Stephen Thompson, a Director and the President and Chief Executive Officer of the Company and a beneficial owner of more than 15% of the Common Stock, each own a 50% equity interest, has loaned the Company $221,624 in demand obligations at no interest. In addition, Stephen Thompson has in his individual capacity loaned the Company an additional $108,100 in demand obligations at no interest.

   The Company employs Stephen J. Thompson as the President and Chief Executive Officer of the Company; Richard J. Fricke as Secretary and General Counsel of the Company; and Mr. Thompson's father, Robert F. Thompson, as Chief Financial Officer and Chief Operating Officer of the Company. See "Management".

   Mrs. Kathleen Kennedy, a holder of approximately three percent (3%) of the issued and outstanding shares of Common Stock, is licensor under the Technology licenses for the Company's foam, coatings and sealants, and recycling solvents Technologies.

   The Company believes that the terms of the transactions discussed herein are better than those which the Company could have negotiated with unaffiliated parties.


                           ITEM 8.  LEGAL PROCEEDINGS

   There are no legal actions pending against the Company nor to the knowledge of the Company are any such proceedings contemplated.

  ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                         RELATED   STOCKHOLDER MATTERS


MARKET

   The Company's Common Stock is an over the counter "pink sheets" security. To the best of the Company's knowledge, there is no public market for the Company's Common Stock, and the Company is not aware of any trading activity in the Common Stock.

DIVIDEND POLICY

   It is the policy of the Board of Directors to retain earnings for use in the maintenance and expansion of the Company's business. The Company has not declared any cash dividends to the shareholders of its capital stock and does not intend to declare such dividends in the foreseeable future.


               ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES


   Since the Reorganization, the Company issued 923,726 shares of Common Stock to approximately 202 individuals, for the aggregate consideration of
approximately $1,650,000.   The Company believes, based upon representation
letters provided to it from such investors, that such issuances were made to approximately 135 "accredited investors" as such term is defined under Rule 501 of Regulation D promulgated under the Securities Act and to approximately 67 non-accredited investors. The Company made such sales with the intention of relying upon the exemption afforded by Rule 506 of Regulation D; however, the Company has never filed a Form D with the Securities and Exchange Commission, nor has the Company complied with filing requirements, if any, of the states in which sales were made. In certain instances, the Company paid what it believed to be finder's fees to individuals who introduced investors to the Company.


       ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


COMMON STOCK

   The Company is authorized to issue Two Hundred Million (200,000,000) shares of Common Stock, $.0001 par value per share, of which Nine Million Three Hundred Twenty Four Thousand One Hundred Twenty Six (9,324,126) shares are issued and outstanding as of the date of this Registration Statement. All of the issued and outstanding shares of Common Stock are fully paid, validly issued and non-assessable.

   Five Hundred Thousand (500,000) shares of Common Stock are freely transferable by the holders thereof because they are either subject to the exemption from registration provided in the original Regulation A offering or the holders have been holding such shares for longer than the two year statutory holding period described in Rule 144 under the Securities Act of 1933, as amended. Additionally, all of the Eight Million (8,000,000) shares of Common Stock issued to SAC-Delaware and subsequently distributed to SAC-Delaware's stockholders will be available for transfer two years from the date of acquisition pursuant to the exemptions from registration pursuant to Rule 144 of the Securities Act of 1933, as amended.

   Holders of shares of Common Stock of the Company are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. There are presently no plans to pay dividends with respect to the Common Stock. See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters -Dividend Policy." Upon liquidation, dissolution or winding up of the Company, after payment of creditors and the holders of any senior securities of the Company, the assets of the Company will be divided pro rata on a per share basis among the holders of the shares of Common Stock. The Common Stock is not subject to any liability for further assessments. There are no conversion or redemption privileges nor any sinking fund provisions with respect to the Common Stock and the Common Stock is not subject to call. The holders of Common Stock do not have any preemptive or other subscription rights. See "Directors and Executive Officers" for a discussion of the Company's Board of Directors.

   Holders of shares of Common Stock are entitled to cast one vote for each share held at all stockholders' meetings including the Annual Meeting, for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

SHARES ELIGIBLE FOR FUTURE SALE

   RULE 144 As of the date of this Registration Statement, there are Nine Million Three Hundred Twenty Four Thousand One Hundred Twenty Six (9,324,126) shares of Common Stock issued and outstanding. Of these shares, Five Hundred Thousand (500,000) shares of Common Stock are freely tradeable without restrictions under the Securities Act. The remaining Eight Million Eight Hundred Twenty Four Thousand One Hundred twenty Six (8,824,126) shares of Common Stock are "restricted securities" within the meaning of Rule 144 and are eligible for sale in public markets subject to the resale limitations of Rule 144.

   In general, under Rule 144, a person (or persons whose shares are aggregated) including persons who may be deemed to be "affiliates" of the Company, as that term is defined under the Securities Act, is entitled to sell within any three
(3) month period, the amount of shares beneficially owned for at least two (2) years that does not exceed the greater of (i) 1% of then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock in the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of certain public information about the Company. A person who has not been an affiliate of the Company for the three months prior to any proposed sale, and has beneficially owned such shares for at least three years is entitled to sell all such shares without regard to the volume, manner of sale, notice requirements or any restrictions.

   No predictions can be made as to the effect, if any, that sales of shares under Rule 144 or the availability of shares for sale will have on the market, if any, prevailing from time to time. Sales of substantial amounts of Common Stock pursuant to Rule 144 may adversely affect the market price of the Common Stock, assuming any such market develops.

TRANSFER AGENT AND REGISTRAR

   The Company serves as its own transfer agent and registrar for the Common Stock.

              ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 607.0850 of the Florida Business Corporation Act provides as follows:

   (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgement, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

   (2) A corporation shall have power to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation , partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application, that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

   (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

   (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (1) or (2). Such determination shall be made:

   (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

   (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

   (c)  By independent legal counsel:

        1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

        2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

   (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

   (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

   (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

   (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

        (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

        (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

        (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable;

        (d) Willful misconduct or a conscious disregard for the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

   (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

   (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice tit considers necessary, may order indemnification or advancement of expenses, if it determines that:

        (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

        (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

        (c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

   (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he would have been with respect to such constituent corporation if its separate existence had continued.

   (11) For purposes of this section:

        (a) The term "other enterprises" includes employee benefit plans;

        (b) The term "expenses" includes counsel fees, including those for appeal;

        (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

        (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

        (e) The term  "agent" includes a volunteer;

        (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

        (g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

   (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

        Article IX of the Bylaws of the Company provides as follows:

   The Corporation shall indemnify any person:

   (1) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Florida Law.

   (2) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Florida law.

   The extent, amount, and eligibility for the indemnification provided herein will be made by the Board of Directors. Said determinations will be made by a majority vote to a quorum consisting of directors who were not parties to such action, suit, or proceeding or by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding.

   The corporation will have the power to make further indemnification as provided under Florida Law except to indemnify any person against gross negligence or willful misconduct.

   The corporation is further authorized to purchase and maintain insurance for indemnification of any person as provided herein and to the extent provided under Florida Law.

              AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                         Report of Independent Auditors


To the Board of Directors and Stockholders
Safe Alternatives Corporation of America, Inc.

We have audited the accompanying balance sheet of Safe Alternatives Corporation of America, Inc., as of December 31, 1995 and 1994, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safe Alternatives Corporation of America, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                              /s/ Ernst & Young LLP


Stamford, CT
September 27, 1996

                 Safe Alternatives Corporation of America, Inc.

                                 Balance Sheet



                                                 DECEMBER 31
                                              1995         1994
                                        ---------------------------
ASSETS
Current assets
 Cash                                     $    12,331   $    21,622
 Accounts receivable                           11,209        15,888
 Inventories                                    3,968        14,128
 Prepaid expenses and other current
  assets                                       10,722         1,244
                                        ---------------------------
Total current assets                           38,230        52,882
Fixed assets
 Equipment                                     93,775        74,387
 Leasehold improvements                        64,722        61,315
 Furniture and fixtures                       102,217       101,344
                                        ---------------------------
                                              260,714       237,046
  Less accumulated depreciation               119,570        72,027
                                        ---------------------------
                                              141,144       165,019
 Other assets
 Organization costs, less accumulated
  amortization of $40,548 and
  $28,384 in 1995 and 1994, respectively       20,274        32,439
Deposits and other noncurrent assets           24,058        21,258
                                        ---------------------------
                                               44,332        53,697
                                        ---------------------------
Total assets                              $   223,706   $   271,598
                                        ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities
 Accounts payable and other accrued
  expenses                                $    99,723   $    69,340
 Stockholders' loans                          474,300       247,500
                                        ---------------------------
Total liabilities                             574,023       316,840
Stockholders' equity (deficit)
 Common stock, $.0001 par value,
  200,000,000 shares authorized:
  Issued (including shares in treasury)
  8,500,000 shares in 1995 and
  7,163,811 in 1994                               850           717
 Additional paid-in capital                 7,413,260     5,156,835
 Accumulated deficit                       (7,766,480)   (5,324,867)
 Subscriptions issuable                         2,160       122,160
                                        ---------------------------
                                             (350,210)      (45,155)
 Common stock in treasury at par
  value--1,065,066 shares in 1995
  and 862,005 shares in 1994                     (107)          (87)
                                        ---------------------------
Total stockholders' equity (deficit)         (350,317)      (45,242)
                                        ---------------------------
Total liabilities and stockholders'
 equity                                   $   223,706   $   271,598
                                        ===========================


See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

                            Statement of Operations




                                                  YEARS ENDED DECEMBER 31
                                              1995          1994          1993



Sales                                     $    38,359   $    16,425   $        --

Costs and expenses:
Cost of goods sold                             15,554         9,170             -
Selling, general and administrative         2,131,560     2,578,653     1,566,492
Research and development                      273,150       369,791       342,867
Depreciation and amortization                  59,708        53,430        36,935
                                        -----------------------------------------
                                            2,479,972     3,011,044     1,946,294
                                        -----------------------------------------

Net loss                                  $(2,441,613)  $(2,994,619)  $(1,946,294)
                                        =========================================

Net loss per common share                       $(.36)        $(.49)        $(.36)
                                        =========================================


Average number of common shares
 outstanding                                6,862,688     6,137,128     5,380,597
                                        =========================================

See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

             Statement of Changes in Stockholders' Equity (Deficit)



                              Common                 Additional
                               Stock                  Paid-in      Accumulated   Subscriptions              Treasury Stock
                           -----------------------                                            --------------------------------------

                              Shares      Amount      Capital        Deficit        Issuable       Shares     Amount      Total
                           ---------------------------------------------------------------------------------------------------------



Balance at December 31,
 1992                        5,281,106        $530   $  875,757    $  (383,954)                                         $   492,333
Issuance of common stock
 to treasury                   820,800          82                                                 (820,800)   $ (82)            --
Proceeds from sale of
 common stock, net of
 expenses of $20,030           234,858          23      790,747                                                             790,770
Common stock held for
 issuance (91,200 shares)                                                            $ 250,000                              250,000
Issuance of common stock
 as compensation               280,358          28      740,525                                                             740,553
Net loss                                                            (1,946,294)                                          (1,946,294)

                           ---------------------------------------------------------------------------------------------------------

Balance at December 31,
 1993                        6,617,122         663    2,407,029     (2,330,248)        250,000     (820,800)     (82)       327,362
Issuance of common stock
 to treasury                   273,600          27                                                 (273,600)     (27)            --
Proceeds from sale of
 common stock, net of
 expenses of $35,700            44,478           4    1,090,682                                     136,142       13      1,090,699
Issuance of common stock
 previously subscribed          91,200           9      249,991                       (250,000)                                  --
Common stock held for
 issuance (27,557 shares)                                                              122,160                              122,160
Issuance of common stock
 as compensation               137,411          14    1,409,133                                      96,253        9      1,409,156
Net loss                                                            (2,994,619)                                          (2,994,619)

                           ---------------------------------------------------------------------------------------------------------

Balance at December 31,
 1994                        7,163,811         717    5,156,835     (5,324,867)        122,160     (862,005)     (87)       (45,242)

Issuance of common stock
 to treasury                   498,678          50                                                 (498,678)     (50)            --
Proceeds from sale of
 common stock, net of          223,557          22    1,244,668                                      77,063        8      1,244,668
 expenses of $46,500
Issuance of common stock
 previously subscribed                                  119,997                       (120,000)      27,360        3             --
Issuance of common stock
 as compensation               113,954          11      891,810                                     191,194       19        891,840
Shares issued related to
 business acquisition          500,000          50          (50)                                                                 --
Net loss                                                            (2,441,613)                                          (2,441,613)

                           ---------------------------------------------------------------------------------------------------------

Balance at December 31,
 1995                        8,500,000        $850   $7,413,260    $(7,766,480)      $   2,160   (1,065,066)   $(107)   $  (350,317)

                           =========================================================================================================


See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

                            Statement of Cash Flows




                                                  YEARS ENDED DECEMBER 31
                                              1995          1994          1993
                                          ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                  $(2,441,613)  $(2,994,619)  $(1,946,294)
Adjustments to reconcile net loss to
 net cash used in operating activities:
Depreciation and amortization                  59,708        53,430        36,935
Write-off of obsolete inventory                10,802
Non-cash compensation and commission          891,840     1,409,156       740,553
Changes in operating assets and
 liabilities:
Accounts receivable                             4,679       (15,888)
Inventories                                      (642)      (14,128)
Prepaid expense and other current assets       (9,478)                     26,250
Deposits and other noncurrent assets           (2,800)                    (15,425)
Accounts payable and accrued expenses          30,383        28,883        35,134
                                          ----------------------------------------
Net cash used in operating activities      (1,457,121)   (1,533,166)   (1,122,847)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to fixed assets                     (23,668)      (39,019)     (128,127)
                                          ----------------------------------------
Net cash used by investing activities         (23,668)      (39,019)     (128,127)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayments of)             226,800       173,000        74,500
 stockholders' loans
Proceeds from issuance of common stock
 and subscriptions                          1,291,198     1,248,559     1,060,800
Less expenses from sale of common stock       (46,500)      (35,700)      (20,030)
                                          ----------------------------------------
Net cash provided by financing
 activities                                 1,471,498     1,385,859     1,115,270

Net decrease in cash                           (9,291)     (186,326)     (135,704)
Cash at beginning of year                      21,622       207,948       343,652
                                          ----------------------------------------
Cash at end of year                       $    12,331   $    21,622   $   207,948
                                        =========================================

Supplemental disclosure of cash paid:
State income taxes paid                   $       760   $       703   $     1,017
                                        =========================================


See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

                         Notes to Financial Statements

                               December 31, 1995

1. REORGANIZATION AND BASIS OF PRESENTATION

On September 15, 1995, the stockholders of Safe Alternatives Corporation of America, Inc., a Delaware corporation, ("SAC Delaware") approved an Asset Purchase Agreement and Plan of Reorganization (the "Reorganization") whereby the assets of SAC Delaware were sold to Safe Alternatives of America, Inc., a Florida corporation then operating under the name Portsmouth Corporation (the "Company"), in exchange for 8,000,000 shares of the Common Stock of the Company and the assumption of SAC Delaware's liabilities. Subsequent to the Reorganization, SAC Delaware was liquidated. Pursuant to such liquidation, SAC Delaware distributed to each stockholder 0.2736 shares of the Company's Common Stock for each share of SAC Delaware that was owned. As a result of the Reorganization and subsequent liquidation of SAC Delaware, the stockholders of SAC Delaware controlled 94% of the issued and outstanding Common Stock of the Company and therefore, the Reorganization has been accounted for as the acquisition of the Company by SAC Delaware. The financial statements presented are, therefore, the historical financial statements of SAC Delaware. Prior to the Reorganization, the Company had been an inactive public entity with no assets, liabilities, or net worth. The costs of this transaction have been charged to expense.

In addition, as part of the Reorganization, the Company agreed to pay a six percent royalty (the "Royalty") on the gross revenues of the Company attributable to the assets of the Company acquired in the Reorganization, payable to the stockholders of SAC Delaware of record as of September 15, 1995 (representing 8,000,000 of the 8,500,000 common shares outstanding as of December 31, 1995). The Royalty is payable on a quarterly basis during the sixty months beginning September 28, 1995, and the cumulative total of all royalty payments is limited to $8,500,000. No Royalty payments have been made as of December 31, 1995.

The issuance of 8,000,000 shares of the Company's Common Stock in connection with the Reorganization has been treated as a reverse stock split and the shares of issued and outstanding Common Stock of the Company prior to the Reorganization have been restated for all periods presented.

Subsequent to the Reorganization, the Company changed its name to Safe Alternatives Corporation of America, Inc.

OPERATIONS

The Company has secured exclusive manufacturing, marketing, and distribution rights to certain patented, patent pending and application-in-process technologies in the chemical and biosterilization fields.

The Company has incurred significant losses since inception and expects to incur additional losses in 1996. The Company plans to continue to finance its operations with a combination of sales of common stock and, in the longer term, borrowings and revenues from product sales. The Company's ability to continue as a going concern, in the near term, is dependent upon obtaining additional financing. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, and do not include any adjustments that might result from the outcome of this uncertainty.

                 Safe Alternatives Corporation of America, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is computed on a straight-line basis over the following estimated useful lives: furniture and fixtures, 5 years; machinery and equipment, 7 years.

Leasehold improvements are depreciated over the shorter of the lease term or economic life of the related improvement.

ORGANIZATION COSTS

Organization costs are amortized over 60 months using the straight-line method.

NET INCOME PER COMMON SHARE

Net income per common share is based on the weighted average number of shares of Common Stock outstanding in each period.

INVENTORIES

Inventories, primarily finished goods, are stated at the lower of cost (first-in, first-out) or market value.

SHAREHOLDERS' LOANS

Shareholders' loans are unsecured, non-interest bearing, demand notes.

3. LEASES

The Company maintains its headquarters at offices that are leased under a noncancelable operating lease expiring on September 30, 1998. In addition, the Company is leasing a laboratory and testing facility under a noncancelable operating lease expiring on February 28, 1998.

                 Safe Alternatives Corporation of America, Inc.

3. LEASES (CONTINUED)

The following is a schedule of future minimum rental payments under the Company's operating leases as of December 31, 1995:

Year ending December 31     Amount
-----------------------------------

1996                       $126,768
1997                        116,268
1998                         44,181


Rental expenses were $113,885, $111,009, $98,236 for 1995, 1994 and 1993, respectively.

4. STOCKHOLDERS' EQUITY

TREASURY STOCK

In 1995, 1994 and 1993, respectively, the Company issued 498,678, 273,600, and 820,800 shares of Common Stock to Richard J. Fricke, trustee. Mr. Fricke is also an officer of the Company. The shares (recorded at par value) are being held in trust to be used for future issuance to employees, investors, and other potential funding sources. As the Company directly benefits from the sales of the shares in the trust, these shares (1,065,066 at December 31, 1995) have been recorded as treasury stock.

REDUCTION IN PAR VALUE AND INCREASE IN NUMBER OF AUTHORIZED SHARES

In connection with the Transaction, the shareholders of the Company approved an amendment to the Certificate of Incorporation (the "Amendment") reducing the par value of the Common Stock from $.00025 per share to $.0001 per share, and increasing the number of authorized shares of Common Stock from 30,000,000 to 200,000,000. As a result of the reduction in par value, the Common Stock account was reduced by $4,385, the treasury stock account was reduced by $607, and the additional paid in capital account was increased by $3,778. All share and per share amounts presented herein reflect the Amendment.

SHARES ISSUED AS COMPENSATION AND COMMISSION

During 1995, 1994 and 1993, respectively, 305,148, 233,664 and 280,358 fully vested shares of the Company's Common Stock were issued to certain employees and outside consultants. The fair value of shares awarded; based upon the value of Common Stock sold during those periods, was $891,840, $1,409,156, and $740,553 for 1995, 1994 and 1993, respectively, and has been recorded as compensation expense.

5. INCOME TAXES

At December 31, 1995 and 1994, the Company had deferred tax assets relating primarily to net operating loss carryforwards of $5,600,000, and $3,100,000, respectively, offset by a valuation allowance.

The Company has reported net operating loss carryforwards for federal income tax purposes of approximately $5,600,000 expiring during the period from 2007 to 2010. As a result of changes in ownership of the Company, the future tax benefits from its net operating loss will be limited.

                 Safe Alternatives Corporation of America, Inc.

6. MARKETING RIGHTS

In January 1993 the Company entered into a joint marketing, operating and research and development agreement with Integrated Labs, Inc. ("Integrated"). Integrated agreed to fund the Company's operating costs based upon pre-agreed operating budgets. In return, the Company agreed to grant Integrated an exclusive right and license to exploit the Company's technologies including the sale, marketing and distribution of products. The initial funding, $55,000 per month, continued for a period of seven months (total $385,000) at which time the agreement was mutually terminated. These amounts have been recorded in the December 31, 1993 statement of operations as a reduction of the related expenses.

7. LICENSE AGREEMENTS

The Company maintains four significant licensing agreements. Each such license has substantially the same terms and conditions and each is valid until April 17, 2050, unless the Company fails to pay a royalty of four percent of the gross sales derived from the exploitation of the respective technology, with certain limitations for sales derived from intercompany transfers or transactions with subsidiaries. The Company has also agreed to pay all maintenance fees and fees for filing and prosecuting patent applications pending at the time the licenses were executed. All rights under the licenses are freely assignable by the Company. The licenses were amended on August 23, 1993 to collectively provide for a required minimum monthly payment of $5,000, in the aggregate, and a required weekly payment of $1,200 to Mrs. Kathleen Kennedy during her lifetime in lieu of progressive sales minimums due beginning in 1993. The royalty payments described above however, would nonetheless survive.

8. RELATED PARTY TRANSACTIONS

The three officers of the Company have employment contracts entitling them to aggregate cash compensation of $725,000 plus incentive bonuses. Amounts actually paid to the officers in 1995, 1994, and 1993 amounted to $183,000, $244,000, and $366,000 in each of the years, respectively. Each of the officers has waived his rights with respect to salary arrearages. No bonuses have been paid out in any of the years. Beginning January 1, 1996, two officers are entitled to options to purchase (at par value) 1% of the outstanding Common Stock of the Company at December 31 of the prior year in accordance with their employment agreements.

In addition to the above, two executives were each given 169,500 shares of the Company's Common Stock in 1995, resulting in additional compensation expense to officers of $417,000.

An officer of the Company has an interest in one of the licenses discussed above. Through December 31, 1995 there have been no payments to such officer under the aforementioned agreements.

                Safe Alternatives Corporation of America, Inc.

                           Balance Sheet (Unaudited)



                                                          SEPTEMBER 30
                                                               1996
                                                         --------------
ASSETS
Current assets
 Cash                                                    $    145,807
 Accounts receivable                                           12,913
 Inventories                                                   13,930
 Prepaid expenses and other current assets                     37,666
                                                         ---------------
Total current assets                                          210,316
Fixed assets
 Equipment                                                     119,036
 Leasehold improvements                                         64,722
 Furniture and fixtures                                        103,030
                                                         ---------------
                                                               286,788
 Less accumulated depreciation                                 144,811
                                                         ---------------
                                                               141,977
Other assets
 Organization costs, less accumulated
 amortization of $49,672                                        11,151
 Deposits and other noncurrent assets                           25,758
                                                         ---------------
                                                                36,909
                                                         ---------------
Total assets                                              $    389,202
                                                         ===============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
 Accounts payable and other accrued expenses             $     90,730
 Stockholders' loans                                          252,950
                                                         ---------------
Total liabilities                                             343,680
Stockholders' equity (deficit)
 Common stock, $.0001 par value,
   200,000,000 shares authorized: Issued
   (including shares in treasury) 9,084,000 shares                909
 Additional paid-in capital                                10,685,377
 Accumulated deficit                                      (10,632,923)
 Subscriptions issuable                                        (7,840)
                                                         ---------------
                                                               45,523
 Common stock in treasury at par                                   (1)
   value-11,682 shares
                                                         ---------------
Total stockholders' equity (deficit)                           45,522
                                                         ---------------
Total liabilities and stockholders' equity               $    389,202
                                                         ===============

See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

                      Statement of Operations (Unaudited)




                                                THREE MONTHS ENDED
                                                     SEPTEMBER 30
                                                1996             1995
                                           -------------------------------
Sales                                         $    15,955       $   11,186

Costs and expenses:
 Cost of goods sold                                 9,905            3,807
 Selling, general and administrative            1,505,870          500,826
 Research and development                          58,413           52,197
 Depreciation and amortization                     11,454           11,454
                                        ----------------------------------
                                                1,585,642          568,284
                                        ----------------------------------

Net loss                                      $(1,569,687)      $ (557,098)
                                        ==================================

Net loss per common share                     $      (.18)      $     (.08)


Average number of common shares                 8,723,374        6,884,912
 outstanding
                                        ==================================

See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

                      Statement of Operations (Unaudited)




                                                 NINE MONTHS ENDED
                                                    SEPTEMBER 30
                                               1996             1995
                                           -------------------------------
Sales                                        $    53,616      $    28,948

Costs and expenses:
 Cost of goods sold                               33,773           10,989
 Selling, general and administrative           2,680,225        1,812,476
 Research and development                        171,697          264,768
 Depreciation and amortization                    34,364           34,364
                                        ---------------------------------
                                               2,920,059        2,122,597
                                        ---------------------------------

Net loss
                                             $(2,866,443)     $(2,093,649)

                                        =================================

Net loss per common share                    $      (.36)     $      (.32)
                                        =================================

Average number of common shares
 outstanding                                   8,050,491        6,575,160
                                        =================================

See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

                      Statement of Cash Flows (Unaudited)




                                                 NINE MONTHS ENDED
                                                    SEPTEMBER 30
                                               1996             1995
                                           ------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                     $(2,866,443)     $(2,093,649)
Adjustments to reconcile net loss to
 net cash used in operating activities:
         Depreciation and amortization            34,364           34,364
         Non-cash compensation and             1,810,538          891,840
          commission
         Changes in operating assets
          and liabilities:
         Accounts receivable                      (1,704)           2,929
         Inventories                              (9,962)            (395)
         Prepaid expense and other               (26,944)          (9,478)
          current assets
         Deposits and advances                    (1,700)          (2,800)
         Accounts payable and accrued             (8,993)          18,197
          expenses                            ----------------------------
Net cash used in operating activities         (1,070,844)      (1,158,992)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to fixed assets                        (26,074)          (5,626)
                                              ----------------------------
Net cash used by investing activities            (26,074)          (5,626)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayments of)               (221,350)          66,800
 stockholders' loans
Proceeds from issuance of common stock         1,580,472        1,169,198
 and subscriptions
Expenses for sale of common stock               (128,728)         (28,800)
                                              ----------------------------
Net cash provided by financing                 1,230,394        1,207,198
 activities

Net increase in cash                             133,476           42,580
Cash at beginning of period                       12,331           21,622
                                              ----------------------------
Cash at end of period                         $  145,807      $    64,202
                                              ============================

See accompanying notes.

                 Safe Alternatives Corporation of America, Inc.

                    Notes to Unaudited Financial Statements

                               September 30, 1996



1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

2. STOCKHOLDER'S EQUITY

In accordance with employment contracts for the Company's two executive officers, the Company issued 85,000 shares of common stock from treasury to each of these officers and recorded a pro rata portion of the annual compensation expense which approximated $255,000 during the nine month period ($88,000 during the three month period). In addition to the aforementioned issuance, the Company issued 706,484 shares of common stock to various individuals and recognized $1,520,886 as compensation for services based upon the value of Common Stock sold during those periods. This amount has been recorded in selling, general, and administrative expenses in the statement of operations.

During the period the Company sold 760,900 shares of common stock and received gross proceeds of $1,580,472.

                  ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

                  ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

                     INDEX TO AUDITED FINANCIAL STATEMENTS



AUDITED FINANCIAL STATEMENTS


    Report of Independent Auditors                   F-1

    Balance Sheet at December 31, 1995 and 1994      F-2

    Statement of Operations for the years
       ended December 31, 1995, 1994, and 1993       F-3

    Statement of Changes in Stockholders' Equity
       (Deficit) for the years ended December 31,
       1995, 1994, and 1993                          F-4

    Statement of Cash Flows for the years ended
       December 31, 1995, 1994, and 1993             F-5

    Notes to Financial Statements                    F-6


UNAUDITED FINANCIAL STATEMENTS

    Balance sheet at September 30, 1996              F-10

    Statement of Operations for the nine months
       ended September 30, 1996 and 1995             F-11

    Statement of Cash Flows for the nine months
       ended September 30, 1996 and 1995             F-12

    Notes to Unaudited Financial Statements          F-13

                               INDEX TO EXHIBITS


EXHIBIT NO.        DESCRIPTION                                   PAGE NO.
-----------        -----------                                   --------

   3.1             Certificate of Incorporation of the Company

   3.2             By-Laws of the Company

   4 Copy of specimen certificate representing shares of common stock, $.0001 par value per share, of the Company

   10.1            Asset Purchase Agreement and
                   Plan of Reorganization between
                   the Company and SAC Delaware
                   dated August 21, 1995

   10.2            Lease Agreement between Nicholas
                   R. Dinapoli, Jr., as Trustee for
                   Brookfield Commerce and the
                   Company for property located at
                   27 Governor Street, Ridgefield, Connecticut, dated February 22, 1993

   10.3 Lease Agreement between Nicholas R. Dinapoli, as trustee for Brookfield Commerce, and the Company for property located at 91 Commerce Drive, Brookfield, Connecticut, dated February 22, 1993

   10.4            Supply Agreement for paint stripping
                   products between Samax Enterprises, Inc.
                   and the Company dated January 5, 1996

   10.5            License Agreement for coatings and sealants
                   Technologies between Richard B.Kennedy
                   and the Company as licensee dated
                   December 9, 1992

   10.6 License Agreement for packaging applications of foam Technologies between Richard B. Kennedy, Patrick J. Crehan and Richard J. Fricke as licensors and the Company as licensee dated December 9, 1992

   10.7 License Agreement for fire retardant applications of foam Technologies between Richard B.
                   Kennedy, Patrick J. Crehan and Richard J.Fricke as licensors and the Company as licensee dated December 9, 1992

   10.8 Amendment to Technology License Agreements of foam Technologies between Richard B.Kennedy, Patrick J. Crehan and Richard J.Fricke as licensors and the Company as licensee dated August 23, 1993

   10.9            Employment Agreement between
                   the Company and Mr. Stephen J.
                   Thompson dated August 13, 1991,
                   as  amended.

   10.10           Employment Agreement between
                   the Company and Mr. Richard J.
                   Fricke dated August 13, 1991, as
                   amended.

   10.11           Employment Agreement between
                   the Company and Mr. Robert F.
                   Thompson dated January 31, 1996.

   10.12           Consulting Agreement between SSC
                   Marketing, Inc and the Company
                   dated as of November 1, 1996.

   10.13           Customer Service Agreement between SSC
                   Marketing, Inc and the Company
                   dated as of November 1, 1996.

   27              Financial Data Schedule

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                        SAFE ALTERNATIVES CORPORATION OF AMERICA, INC.


Date: December 31, 1996        By:  s/Stephen J. Thompson
                                  -------------------------------
                                  Stephen J. Thompson
                                  President and Chief Executive Officer